   As filed with the Securities and Exchange Commission on December 17, 1999

                                            Registration Statement No. _________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           _________________________

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           _________________________

                           BRADLEY REAL ESTATE, INC.
             (Exact name of Registrant as specified in its charter)

              Maryland                             04-6034603
         (State or other jurisdiction           (I.R.S. Employer
        of incorporation or organization)      Identification No.)

                         40 Skokie Boulevard, Suite 600
                        Northbrook, Illinois 60062-1626
                                 (847) 272-9800
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                        _______________________________

                                Thomas P. D'Arcy
                Chairman, President and Chief Executive Officer
                           Bradley Real Estate, Inc.
                         40 Skokie Boulevard, Suite 600
                        Northbrook, Illinois 60062-1626
                                 (847) 272-9800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    copy to:

                             Gilbert G. Menna, P.C.
                          Goodwin, Procter & Hoar  LLP
                                 Exchange Place
                       Boston, Massachusetts 02109-2881
                                 (617) 570-1000
                         _____________________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
  Title of Securities Being                                  Proposed Maximum            Proposed Maximum            Amount of
         Registered             Amount to be Registered     Offering Price Per         Aggregate Offering       Registration Fee(2)
                                                                 Share(1)                    Price(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01
 per share                               1,275,066                      16.34                 $20,834,578                  $270
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low sales prices on the New York Stock Exchange on December 13, 1999.
(2) Pursuant to Rule 429 under the Securities Act of 1933, as amended, 931,330 shares covered by the earlier Registration Statement on Form S-3 (No. 333-69131) are being carried forward and the corresponding registration fee of $5,125 was previously paid at the time of filing and 281,300 shares covered by the earlier Registration Statement on Form S-3 (No. 333-42357) are being carried forward and the corresponding registration fee of $1,650 was previously paid at the time of filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to Completion.  December 17, 1999.

Prospectus
----------
                                1,275,066 Shares

                           BRADLEY REAL ESTATE, INC.

                                  Common Stock
                                  ____________


Bradley Real Estate, Inc.

  We own and operate shopping centers throughout the Midwest, which are primarily anchored by grocery and drug stores used by members of the surrounding community for their day-to-day living needs.

  We are the sole general partner of, and conduct substantially all of our business through Bradley Operating Limited Partnership.

The Offering

Those holders of limited partnership units in Bradley Operating Limited Partnership specified in this prospectus may receive up to 1,275,066 shares of Bradley Real Estate's common stock pursuant to this prospectus.

     Bradley Real Estate will only issue these shares if:

 .    any of the specified holders exercise their right to tender their units to
     Bradley Operating Limited Partnership for cash, and

 .    we exercise our right to issue shares of common stock to that holder instead of cash.

     We will not receive any cash proceeds if we issue shares of common stock to redeem these limited partnership units. Instead, we will acquire the units tendered by the holder in exchange for any shares we issue.



 Our common stock is listed on the New York Stock Exchange and trades under the symbol "BTR."
                              ____________________

  Investing in shares of our common stock involves risk. In considering whether to redeem limited partnership units in Bradley Operating Limited Partnership for shares of common stock, you should carefully consider the matters discussed under "Risk Factors" beginning on page 4 of this prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                              ____________________
               The date of this prospectus is December ___, 1999

                               PROSPECTUS SUMMARY

  This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. As this is a summary, it may not contain all information that is important to you. You should read this entire prospectus carefully before deciding whether to tender your units of limited partnership interest for redemption.

                              ____________________


                           Bradley Real Estate, Inc.

  We are a real estate investment trust with internal property management, leasing and development capabilities that owns and operates community and neighborhood shopping centers in the Midwest region of the United States. Such centers are typically anchored by grocery and drug stores which are complemented with stores providing a wide range of other goods and services to shoppers. As a result, the centers are used by members of the surrounding community for their day-to-day living needs. Based on our past experience, we believe this type of shopping center offers strong and predictable daily consumer traffic and is less susceptible to downturns in the general economy than shopping centers whose principal tenants are department stores or stores primarily selling apparel or leisure items. As of December 1, 1999, we owned 98 properties in 15 states, aggregating approximately 15.5 million square feet of gross leasable area.
Title to such properties is held by or for the benefit of Bradley Operating Limited Partnership. We conduct substantially all of our business through Bradley Operating Limited Partnership. We are the sole general partner and, as of December 1, 1999, the owner of approximately 83% of the economic interests in Bradley Operating Limited Partnership.

  We are incorporated under the laws of the State of Maryland. Our offices are located at 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626. Our telephone number is (847) 272-9800.

                            Securities to be Offered

  This prospectus relates to the issuance of up to 1,275,066 shares of common stock that we may issue to holders of an aggregate of 1,275,066 units if, and to the extent that, these holders tender their units for redemption. Bradley Operating Limited Partnership originally issued these units to Lexington Holding Company, County Line 31 Company, L.P., Spring Mall Associates Limited Partnership, the equity holders of Baken Park Partners Limited Partnership and Maplewood Square I, Inc. in exchange for the contribution of their interests in one of five properties to Bradley Operating Limited Partnership. In connection with these property contributions, we entered into registration rights agreements with each of these contributors. We are registering the shares covered by this prospectus in order to fulfill our contractual obligations under these agreements and provide the holders of the shares with freely tradeable securities. Registration of these shares does not necessarily mean that all or any portion of the shares will be issued by us.

  Pursuant to the Second Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership, unitholders may tender their units to Bradley Operating Limited Partnership for cash equal to the value of an equivalent number of shares of our common stock. The ratio of shares of common stock to which the units are equated may be adjusted to prevent dilution. In lieu of delivering cash, however, we may, at our option, choose to acquire any units so tendered by issuing shares of common stock in exchange for the units. The shares will be exchanged for units on a one-for-one basis. This one-for-one exchange rate may be adjusted to prevent dilution.

  We will not receive any cash proceeds from the issuance of any shares of common stock offered under this prospectus. With each such acquisition, however, our economic interest in Bradley Operating Limited Partnership will increase because we will acquire the units tendered by the holder for redemption.

                             Tax Status of Bradley

  We have elected to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code in each year since our organization in 1961 and we are the nation's oldest continuously qualified REIT. As long as we qualify for taxation as a REIT, we generally will not be subject to federal income tax on that portion of our ordinary income and capital gains that is currently distributed to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

                                  RISK FACTORS

    Before you tender your units of limited partnership interest for redemption you should be aware that, if Bradley opts to compensate you in the form of its common stock, there are various risks, including those described below. You should carefully consider these risk factors together with all of the information included or incorporated by reference in this prospectus before you decide to redeem your units. This section includes or refers to forward-looking statements. You should refer to the explanation of the qualifications and limitations on such forward-looking statements discussed on page 14.


The exchange of units by a holder may have adverse tax consequences to that holder.

    A unitholder who redeems units for common stock may have adverse tax consequences.

    If you redeem or exchange units for cash or shares of stock, you will recognize gain or loss because the redemption and exchange are considered fully taxable sales of your units. You will be treated as realizing for tax purposes an amount equal to the sum of the cash received or the value of the shares received in the exchange plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the exchanged units at the time of the redemption or exchange. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of the shares received upon such disposition. For a more in-depth explanation of the tax consequences to you of a redemption, you should carefully consider the section entitled "Description of Units and Redemption of Units--Tax Consequences of Redemption." In addition, your ability to sell a substantial number of shares in order to raise cash to pay tax liabilities associated with the redemption of your units may be limited as a result of fluctuations in the market price of our common stock. The price you receive for such shares may not equal the value of your units at the time of redemption or exchange.

    If we do not exercise our right to acquire units you have tendered for redemption in exchange for shares of common stock, and such units are redeemed by Bradley Operating Limited Partnership for cash, then the tax consequences may differ. You may wish to consult your own tax advisor to discuss the consequences prior to redeeming your units.

    If a unitholder redeems units, the original receipt of the units may be subject to tax.

    Your original receipt of the units may be treated as a taxable sale under the "disguised sale" rules of the Internal Revenue Code if you redeem your units, particularly within two years of receiving them. Subject to several exceptions, the tax law generally provides that a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration from the partnership to the partner will be presumed to be a taxable sale. In particular, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a taxable sale of the contributed property unless the facts and circumstances clearly establish that the transfers are not a sale. On the other hand, if two years have passed between the original contribution of property and the transfer of money or other consideration, the transactions will not be presumed to be a taxable sale unless the facts and circumstances clearly establish that they should be. Therefore, if you redeem your units before the applicable date below, the Internal Revenue Service may characterize your initial contribution of property as a taxable sale, depending on the timing and other facts and circumstances surrounding your redemption.

        Contributed Property Two Year Anniversaries
        -------------------------------------------

        Property                     Two Year Anniversary Date
        --------                     -------------------------

        Roseville Center             January 1, 1999
        County Line Mall             July 31, 1999
        Spring Mall                  December 23, 1999
        Baken Park                   December 31, 1999
        Maplewood Square             November 18, 2000


Please keep in mind that determinations under these tax rules depend significantly on the specific facts surrounding your redemption and your own personal tax situation. You should consult your own tax advisor regarding your personal situation prior to tendering units for redemption.

Failures in achieving our objectives for growth could adversely affect our operating results and financial condition.

    We have grown aggressively over the past few years and continue to experience growth. The failure to achieve our objectives in this growth could have a material adverse effect on our operating results and financial condition. During 1997, we acquired 25 shopping centers aggregating over 3.1 million square feet of gross leasable area for an aggregate acquisition price of approximately $189.3 million. On August 6, 1998, we completed the merger acquisition of Mid-America Realty Investments, Inc., a real estate investment trust owning interests in 25 properties aggregating approximately 3.3 million square feet primarily located in the Midwest region of the United States. In addition to property interests acquired in connection with the merger acquisition of Mid-America Realty Investments, from January 1, 1998 through December 31, 1998, we acquired 22 properties and two outlots adjacent to one of our existing properties, aggregating 3.0 million square feet of gross leasable area for an aggregate acquisition price of approximately $202.8 million. From January 1, 1999 to December 1, 1999, we acquired 4 properties aggregating 484,000 square feet of gross leasable area for an aggregate acquisition price of approximately $36.9 million. During this period, we also acquired the 50% non-owned portion of two shopping centers held by our joint venture acquired in connection with the merger acquisition of Mid-America, for a purchase price of approximately $7,750,000.

    Our objectives in pursuing growth through property acquisitions include:

    . achieving economies of scale for property operations through the management of several properties from a strategically located management office;

    . bulk purchasing insurance and contracted services in order to reduce the level of property expenses overall;

    . maximizing the benefits from our relationships with tenants who have stores located throughout the Midwest;

    . reducing general and administrative expenses by eliminating duplicate corporate level expenses in the case of growing the portfolio through corporate merger acquisitions; and

    . lowering our overall cost of equity and debt capital, enabling us to acquire additional properties on more favorable terms.

    As an important part of our business strategy, we continually look to acquire additional shopping centers and portfolios of shopping centers. Notwithstanding our adherence to our criteria for evaluation and due diligence regarding potential acquisitions, we cannot guarantee that any acquisition that is consummated will meet our expectations. We target shopping centers and portfolios which we believe we might be able to purchase at attractive initial yields and/or which demonstrate the potential for revenue and cash flow growth through implementation of renovation, expansion, re-tenanting and re-leasing programs similar to those that we have undertaken at some of our existing properties. In executing our growth strategy, we may fail to achieve our objectives with respect to any one property or with respect to our portfolio as a whole. For example, the actual cost savings from an acquisition may not match the level estimated at the time of acquisition, the overall cost of equity and debt capital may not be reduced to expected levels, or the benefits of reducing the cost of capital may be offset by an increase in prices of real estate due to changing market conditions. Even after careful evaluation, we risk that our investment will fail to generate expected returns or that our desired improvement programs will cost more than expected. In addition, we cannot guarantee that we will ultimately make any potential acquisition that we may evaluate. The evaluation process involves non-recoverable costs in the case of acquisitions which are not consummated.

     Although to date, we have largely been able to achieve our overall objectives in growing through acquisitions, we cannot guarantee that we will be able to continue to do so. The consistent failure to achieve our objectives could have a material adverse effect on our operating results and financial condition, and could adversely affect any plans for future growth. Although these non-recoverable costs have historically been at or below 0.1% of the total costs of acquisitions that were consummated, we cannot guarantee that we will be able to maintain that level in the future.

Our use of third party indebtedness exposes us to the risks that may adversely affect the amount of cash we have available for distribution to our stockholders.

     We could become too highly leveraged because our organizational documents contain no limitation on debt and thereby may adversely affect our ability to make expected distribution to stockholders.

     Our organizational documents do not limit the amount of indebtedness that we or Bradley Operating Limited Partnership may incur. Although we attempt to maintain a balance between total outstanding indebtedness and the value of our portfolio, we could alter this balance at any time. We try to maintain a ratio of 50% or less of debt and preferred stock to net operating income divided by 10.00%. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and expected distributions to our stockholders. If we default on our obligations under any outstanding indebtedness, we could lose our interest in any properties that secure that indebtedness.

     Because part of our borrowings have floating rates, a general increase in interest rates will adversely affect our net income and cash available for distribution to stockholders.

     Our revolving credit facility carries a floating interest rate that will rise if market interest rates rise. In that event, we will need to use more of our revenue to pay the interest on our indebtedness. Any such increase in debt service requirements would leave us with less cash available for distribution to our stockholders.

     An adverse market reaction to increased indebtedness could restrict our ability to raise capital for future growth.

     The foregoing risks associated with our debt obligations may also adversely affect the market price of our common stock. A decrease in the market price of our common stock may inhibit our ability to raise capital and issue equity in both the public and private markets and thereby adversely affect any plans for future growth.

The factors affecting real estate investments and our ability to manage these investments may adversely affect an investment in our common stock.

     As a real estate company, our ability to generate revenues is significantly affected by the risks of owning real property investments.

     We derive substantially all of our revenue from investments in real property. Real property investments are subject to varying types and degrees of risk that may adversely affect the value of our assets and our ability to generate revenues. The factors that may adversely affect our revenues, net income and cash available for distributions to stockholders include the following:

     . local conditions, such as an oversupply of space or a reduction in demand for real estate in an area;

     .    competition from other available space;

     .    the ability of the owner to provide adequate maintenance;

     .    insurance and variable operating costs;

     .    government regulations;

     .    changes in interest rate levels;

     .    the availability of financing;

     .    potential liability due to changes in environmental and other laws;
          and

     .    changes in the general economic climate.


     The illiquidity of real estate as an investment limits our ability to sell properties quickly in response to market conditions.

     Real estate investments are relatively illiquid and therefore cannot be purchased or sold rapidly in response to changes in economic or other conditions. In addition, the Internal Revenue Code limits our ability as a REIT to make sales of properties held for fewer than four years, which may affect our ability to sell properties in response to market conditions without adversely affecting returns to stockholders.

     Our strategic focus on Midwest retail properties means that economic trends in the Midwest and/or the retail industry may specifically affect our cash available for distribution to stockholders.

     Substantially all of our properties are located in the Midwestern region of the United States. Adverse economic developments in this area could adversely impact the operations of our properties and therefore our profitability. The concentration of properties in one region may expose us to risks of adverse economic developments which are greater than if our portfolio were more geographically diverse.

     Our properties consist predominantly of community and neighborhood shopping centers catering to retail tenants. Our performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by:

     .   ongoing consolidation among retailing companies;

     .   weak financial condition of large major retailers;

     .   excess amount of retail space in some markets; and

     .   increasing consumer purchases through catalogues or the Internet.

To the extent that these conditions impact the market rents for retail space, we could experience a reduction of revenues, net income and cash available for distribution.

     In addition, the value of our common stock may be negatively impacted to the extent that the investing public has a negative perception of the retail sector. As a result, our common stock may trade at a discount below the underlying value of our assets as a whole.

     Tenants in or facing bankruptcy may not make timely rental payments.

     Our revenues, net income and cash available for distribution would be adversely affected if a significant number of our tenants were unable to meet their obligations to us. A tenant may experience a downturn in its business which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If a lessee or sublessee defaults in its obligations to us, then we may experience delays in being able to enforce our right as lessor or sublessor. In addition, we may incur substantial costs and experience significant delays associated with protecting our investment, including costs incurred in renovating and releasing the property. Bankruptcies declared during 1999 having the largest adverse impact on revenues, net income and cash available for distributions, included Discovery Zone, a tenant at four of our centers and Hechinger Co., the owner of an 85,000 square foot HomeQuarters store at one of our centers.

     Vacancies and lease renewals may also reduce revenues, net income and our cash available for distribution.

     We continually have tenant leases expiring at our properties. Some lease expirations provide us with the opportunity to increase rentals or to hold the space available for a stronger long-term tenancy. In other cases, the space may not generate strong demand for tenancy. As a result, the space may remain vacant for a longer period than anticipated or we may only be able to re-lease it under less favorable terms. In such situations, we may be subject to competitive and economic conditions over which we have no control. Accordingly, we can give no assurance that the effects of possible vacancies or lease renewals at our properties will not reduce our revenues, net income and cash available for distribution below anticipated levels.

     In addition, vacancies relating to anchor tenant space are frequently more difficult to re-lease and can have an adverse effect on the other stores in a shopping center. For example, Montgomery Wards vacated its store at one of our shopping centers in early 1998 after it declared bankruptcy. We have re-leased the space to two tenants, Carson Pirie Scott, which commenced during 1999, and HomeLife, which is expected to commence during the middle part of 2000. Additionally, we are in the process of obtaining a replacement tenant for the 85,000 square foot HomeQuarters store, but do not expect to commence a new lease prior to 2001.

     If we develop new properties or acquire newly developed properties, our ability to generate revenues will be affected by further risks.

     To the extent that we enter into agreements to acquire newly developed shopping centers when they are completed, or acquire newly developed shopping centers, we will be subject to risks inherent in acquiring newly constructed centers, which could carry a higher level of risk than the acquisition of existing properties with a proven performance record. The most significant risks include:

     . the risk that funds will be expended and management time will be devoted to projects which may not come to fruition;

     . the risk that occupancy rates and rents at a completed project will be less than anticipated; and

     . the risk that expenses at a completed development will be higher than anticipated.

These risks may adversely affect our revenues, net income and cash available for distribution to stockholders.

     Possible environmental liabilities at our properties and related costs of remediation may reduce cash available for distribution or reduce value of that property.

     Under federal, state and local laws, ordinances and regulations, current or former owners of real estate are liable for the costs of removal or remediation of hazardous or toxic substances on or in such property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of investigation and cleanup of hazardous or toxic substances on, in or from property can be substantial. The presence of such substances on any of our properties, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent such property or to use such property as collateral in our borrowings. The presence of hazardous or toxic substances on a property could result in a claim by a private party for personal injury or a claim by a neighboring property owner for property damage. Such costs or liabilities could exceed the value of the affected real estate. Other federal, state and local laws govern the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of building or remodeling, renovation or demolition. Still other federal, state and local laws may require the removal or upgrading of underground storage tanks that are out of service or out of compliance. Non-compliance with environmental or health and safety requirements may also result in the need to cease or alter operations at a property, which could affect the financial health of a tenant and its ability to make lease payments. Furthermore, if there is a violation of such requirement in connection with a tenant's operations, it is possible that we, as the owner of the property, could be held accountable by governmental authorities for such violation and could be required to correct the violation.

     All of our properties have been subjected to Phase I or similar environmental audits by independent environmental consultants. Such environmental tests involve inspection without soil sampling or ground water analysis. We are not aware of any environmental liability with respect to our properties that we believe would have a material adverse effect on our business, assets or results of operations taken as a whole. We have no assurance, however, that existing environmental studies with respect to our properties revealed all environmental liabilities or that a prior owner of any such property did not create any material environmental condition not known to us. Moreover, no assurances can be given that future laws, ordinances or regulations will not impose any material environmental liability or the current environmental condition of the properties will not be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties, or by third parties unrelated to us.

     Limitations in our insurance could possibly have adverse consequences on the amount of our cash available for distribution to our stockholders.

     It is possible that we may experience losses which exceed the limits of our insurance coverage or for which we may be uninsured. We carry comprehensive general liability coverage and umbrella liability coverage on all of our properties. Our insurance has limits of liability which we believe are customary for similar properties and adequate to insure against liability claims and provide for cost of defense. Similarly, we are insured against the risk of direct physical damage in amounts we estimate to be adequate to reimburse us on a replacement basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. Currently, we also insure the properties for loss caused by earthquake or flood in the aggregate amount of $10 million per occurrence. Because of the high cost of this type of insurance coverage and the wide fluctuations in price and availability, we determined that the risk of loss due to earthquake and flood does not justify the cost to increase coverage limits any further under current market conditions.

Year 2000 issues may result in a disruption of our operations and the ability of our tenants and suppliers to meet their obligations.

     Many existing computer software programs and operating systems were designed such that the year 1999 is the maximum date that they will be able to process accurately. This issue does not just affect software programs, but also affects operating systems which contain embedded technology including those designed to protect life and property. These operating systems include heating, ventilation, air-conditioning, fire alarms, security, telephones and other equipment. The failure of our computer software programs and operating systems to process the change in calendar year from 1999 to 2000 may result in system malfunctions or failures. Such an occurrence may affect our ability to effectively manage and operate our properties. As a result of a failure of the software or operations systems, we may suffer a disruption in our ability to provide services we are contractually required to provide to our tenants which may result in withholding of rents or suits for damages incurred by the tenants.

     We have undertaken a five-step program to achieve Year 2000 readiness, including;

     . Awareness - Education involving all levels of Bradley personnel regarding Year 2000 implications.

     . Inventory - Creating a checklist and conducting surveys to identify Year 2000 compliance issues in all systems, including both mechanical and information systems. The surveys were also designed to identify critical outside parties such as banks, tenants, suppliers and other parties with whom we do a significant amount of business, for purposes of determining potential exposure in the event such parties are not Year 2000 compliant.

     . Assessment - Based upon the results of the inventory and surveys, assessing the nature of identified Year 2000 issues and developing strategies to bring our systems into substantial compliance with respect to Year 2000.

     . Correction and Testing - Implementing the strategy developed during the assessment phase.

     . Implementation - Incorporating repaired or replaced systems into our systems environment.

     In the conduct of our own operations, we rely upon commercial computer software primarily provided by independent software vendors, and have undertaken an assessment of our vulnerability to the Year 2000 issue with respect to our computer systems. After an analysis of our potential exposure, we believe that such commercial software is Year 2000 ready. This assessment is based upon installation and testing of upgraded software provided by software vendors, as well as formal and informal communications with software vendors and literature supplied with certain software.

     Similarly, we evaluated the potential malfunction or failure of our operating systems and believe them to be Year 2000 ready. We can, however, give no assurance that any material impact on us as a result of any noncompliance will not occur. Our assessment is based upon formal and informal communications with the software vendors, literature supplied with the software, literature supplied in connection with maintenance contracts, and test evaluations of the software. Although we are aware that we may not, in fact, be Year 2000 ready by January 1, 2000, at this time we have not adopted a contingency plan for the conduct of our own operation because we expect to be Year 2000 ready in advance of the advent of the Year 2000. However, we will continue to monitor our progress and state of readiness, and will be prepared to adopt a contingency plan with respect to areas in which evidence arises that we may not become Year 2000 ready in sufficient time.

     The failure of our tenants' or suppliers' computer software programs and operating systems to process the change in calendar year from 1999 to 2000 may also result in system malfunctions or failures. Such an occurrence would potentially affect the ability of the affected tenant or supplier to operate its business and thereby raise adequate revenue to meet its contractual obligations to us. As a result of such a software or operations systems failure among our tenants or suppliers, we may not receive revenue or services we had otherwise expected to receive pursuant to existing leases and contracts. We have completed an inventory of the tenants, suppliers, and other parties with whom we do a significant amount of business, and surveyed such parties to identify the potential exposure in the event they are not Year 2000 compliant in a timely manner. We are not aware of any party that is anticipating a material Year 2000 compliance issue. Although the investigations and assessments of possible Year 2000 issues are still ongoing, we do not anticipate a material impact on our business, operations or financial condition even if one or more parties are not Year 2000 ready in a timely manner, because the number and nature of our tenant base are diverse, and because we do not rely on a concentration of suppliers and other parties to conduct our business.

     In the event that any such tenant, supplier or other party does experience a Year 2000 compliance issue, it may have a material impact on our business, operations or financial condition. It is possible that an aggregation of tenants, suppliers and other parties who experience Year 2000 related system malfunctions or failures may have a material impact on our business, operations and financial condition. Although we believe that we will be able to adopt appropriate contingency plans to deal with any Year 2000 compliance issues that any other party, excluding public utilities, with whom we have significant relationships may experience as we continue our Year 2000 assessment and testing, we cannot be certain at this time that our contingency plans will be effective in limiting the harm caused by such third parties' system malfunctions and failures.

     The reasonably likely worst case scenario that could affect our operations would be a widespread prolonged power failure affecting a substantial portion of the Midwestern states in which our shopping centers are located. In the event of such a widespread prolonged power failure, a significant number of tenants may not be able to operate their stores and, as a result, their ability to pay rent could be substantially impaired. We are not aware of an economically feasible contingency plan which we could implement to prevent such a power failure from having a material adverse effect on our operations.

There are provisions in our charter and bylaws that may discourage acquisition proposals.

     Some provisions contained in our charter and bylaws may discourage third parties from making proposals to acquire us, even if some of our stockholders might consider the proposal to be in their best interest. These provisions include the following:

     . Our charter provides for three classes of Directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our Board of Directors in control for a longer period of time than stockholders may desire.

     . Our bylaws provide that the holders of not less than 25% of the outstanding shares of common stock may call a special meeting of our stockholders. This provision could make it more difficult for a stockholder to call a meeting for the purposes of approving a change of control without the support of the Board of Directors.

     . Our charter authorizes the Board of Directors to issue up to 20 million shares of preferred stock without stockholder approval and to reclassify any unissued shares of stock as a different class or series in the Board of Directors' discretion. Our Board of Directors' ability to issue preferred stock without stockholder approval, and to establish the preferences and rights of any class or series issued, could allow the Board of Directors to issue one or more classes or series of preferred stock that would discourage or delay a tender offer or change in control.

     . Our charter generally limits any holder from acquiring more than 9.8% of the value or number of our outstanding common stock. While this provision is intended to assure our ability to remain a qualified REIT for income tax purposes, the ownership limits may also limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor were attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of common stock or otherwise effect a change in control.

We would experience adverse consequences if we failed to qualify as a REIT.

     Our failure to qualify as a REIT would have serious adverse financial consequences.

     We believe that we have operated in a manner that permits us to qualify as a REIT under the Internal Revenue Code for each taxable year since our formation in 1961. Qualification as a REIT, however, involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. In addition, REIT qualification involves the determination of factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, we must derive at least 95% of our gross income in any year from qualifying sources and we must distribute annually to stockholders 95% of our REIT taxable income, excluding net capital gains. As a result, although we believe that we are organized and operating in a manner that permits us to remain qualified as a REIT, we cannot guarantee that we will be able to continue to operate in such a manner. In addition, if we are ever audited by the Internal Revenue Service with respect to any past year, the IRS may challenge our qualification as a REIT for such year.

     Similarly, no assurance can be given that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. We are not aware, however, of any currently pending tax legislation that would adversely affect our ability to continue to operate as a REIT. Please refer to the section entitled "Federal Income Tax Considerations
-- Recently Enacted Legislation" for a discussion of new tax legislation affecting REITs.

     If we fail to qualify as a REIT, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. This additional tax could significantly reduce, or possibly eliminate, the amount of cash we have available for investment or distribution to stockholders because of the additional tax liability for the year or years involved. In addition, we will also be disqualified from treatment as a REIT for the next four taxable years, unless we are entitled to relief under statutory provisions.

     If we do not qualify as a REIT, we will no longer be required to make annual distributions to stockholders. To the extent that we made distributions to stockholders in anticipation of our qualifying as a REIT, we may be required to borrow funds or to liquidate some of our investments to pay the applicable tax. Our failure to qualify as a REIT would also constitute a default under our primary debt obligations and could significantly reduce the market value of our common stock.

     We may need to borrow money to qualify as a REIT.

     Our ability to make distributions to stockholders could be adversely affected by increased debt service obligations if we need to borrow money in order to maintain our REIT qualification. For example, differences in timing between when we receive income and when we have to pay expenses could require us to borrow money to meet the requirement that we distribute to our stockholders at least 95% of our net taxable income each year excluding net capital gains. The incurrence of large expenses also could cause us to need to borrow money to meet this requirement. We might need to borrow money for these purposes even if we believe that market conditions are not favorable for such borrowings and therefore we may borrow money on unfavorable terms.

     We are subject to some taxes even if we qualify as a REIT.

     Even if we qualify as a REIT, we are subject to some federal, state and local taxes on our income and property. For example, we pay tax on certain income we do not distribute. Also, our income derived from properties located in some states are subject to local taxes and, if we were to enter into transactions which the Internal Revenue Code labels as prohibited transactions, our net income from such transactions would be subject to a 100% tax.

                      WHERE YOU MAY FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these reports, proxy statements and information at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Securities and Exchange Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Bradley, that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission's web site at http://www.sec.gov.


                    INCORPORATION OF DOCUMENTS BY REFERENCE

     This prospectus is part of a registration statement on Form S-3, number ________ that we have filed with the Securities and Exchange Commission to register the shares offered in this prospectus. It does not repeat important information that you can find in our registration statement or in the reports and other documents that we file with the Securities and Exchange Commission. Our SEC file number is 001-10328. The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus and the documents listed below.

     We incorporate by reference the documents listed below, and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the shares of common stock offered in this prospectus:

     . our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     . our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     . our Proxy Statement dated March 26, 1999 with respect to our Annual Meeting of Stockholders on May 13, 1999;

     . our current reports on Form 8-K filed on March 3, 1999, September 8, 1999 and November 24, 1999; and

     . the description of our common stock contained or incorporated by reference in our Registration Statement on Form 8-A, filed August 8, 1994, including any amendments thereto.

     You may request a copy of these documents incorporated by reference, but not the exhibits filed with these documents unless those exhibits are specifically referred to, at no cost by writing or telephoning us at the following address: attention: Ms. Marianne Dunn, Senior Vice President and Secretary, Bradley Real Estate, Inc., 40 Skokie Boulevard, Suite 600, Northbrook, Illinois 60062-1626, telephone (847) 272-9800.

                          FORWARD-LOOKING STATEMENTS

     Statements incorporated by reference or made under the captions "Risk Factors" and elsewhere in this prospectus include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Also, documents we subsequently file with the Securities and Exchange Commission and incorporate by reference into this prospectus will contain forward-looking statements. When we use the words "anticipate," "assume," "believe," "estimate," "expect," "intend" and other similar expressions, they generally identify forward-looking statements. Forward-looking statements include, for example, statements relating to acquisitions and related financial information, development activities, business strategy and prospects, future capital expenditures, sources and availability of capital, environmental and other regulations and competition.

     You should exercise caution in interpreting and relying on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and could materially affect our actual results, performance or achievements. Some of the factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following:

     . we are subject to general risks affecting the real estate industry, such as the need to enter into new leases or renew leases on favorable terms to generate rental revenues, and dependence on our tenants' financial condition;

     . we may fail to identify, acquire, construct or develop additional properties; we may develop properties that do not produce a desired yield on invested capital; or we may fail to effectively integrate acquisitions of properties or portfolios of properties;

     . financing may not be available, or may not be available on favorable terms;

     . we need to make distributions to our stockholders for us to qualify as a real estate investment trust, and if we need to borrow the funds to make such distributions such borrowings may not be available on favorable terms;

     . we depend on the primary markets where our properties are located and these markets may be adversely affected by local economic and market conditions which are beyond our control;

     .    we are subject to potential environmental liabilities;

     . we are subject to complex regulations relating to our status as a real estate investment trust and would be adversely affected if we failed to qualify as a real estate investment trust; and

     . market interest rates could adversely affect the market prices for our common stock, as well as our performance and cash flow.

     We caution you that, while forward looking statements reflect our good faith beliefs, they are not guarantees of future performance. In addition, we disclaim any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                           BRADLEY REAL ESTATE, INC.

     We are a real estate investment trust with internal property management, leasing and development capabilities that owns and operates community and neighborhood shopping centers in the Midwest region of the United States. We favor community and neighborhood shopping centers because such properties are typically anchored by grocery and drug stores which are complemented with stores providing a wide range of other goods and services to shoppers. As a result, the centers are used by the members of the surrounding community for their day-to-day living needs. Based on our past experience, we believe this type of shopping center offers strong and predictable daily consumer traffic and is less susceptible to downturns in the general economy than shopping centers whose principal tenants are department stores or stores primarily selling apparel or leisure items. As of December 1, 1999, we owned 98 properties in 15 states, aggregating approximately 15.5 million square feet of gross leasable area. Title to such properties is held by or for the benefit of Bradley Operating Limited Partnership.

     We conduct substantially all of our business through Bradley Operating Limited Partnership. We are the sole general partner and, as of December 1, 1999, the owner of approximately 83% of the economic interests in Bradley Operating Limited Partnership.

     We own and operate and seek to acquire grocery-anchored, open-air community and neighborhood shopping centers in the Midwest, generally consisting of the states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, Tennessee and Wisconsin. Through past experience as well as current research, we believe that this region is economically strong and diverse and provides a favorable environment for the acquisition, development, ownership and operation of retail properties. We evaluate prospective acquisitions and developments in Midwest markets which, based upon our research, demonstrate opportunities for favorable investment returns and long-term cash flow growth.

     As part of our ongoing business, we regularly evaluate, and engage in discussions with public and private entities regarding possible portfolio or asset acquisitions or business combinations. During 1997, we acquired 25 shopping centers aggregating over 3.1 million square feet of gross leasable area for an aggregate acquisition price of approximately $189.3 million. On August 6, 1998, we completed the merger acquisition of Mid-America Realty Investments, Inc., a real estate investment trust owning interests in 25 properties aggregating approximately 3.3 million square feet primarily located in the Midwest region of the United States. In addition to the Mid-America Realty Investments properties, during 1998 we acquired 22 properties and two outlots adjacent to one of our existing properties, aggregating 3.0 million square feet of gross leasable area for an aggregate acquisition price of approximately $202.8 million. From January 1, 1999 to December 1, 1999, we acquired 4 properties aggregating 484,000 square feet of gross leasable area for an aggregate acquisition price of approximately $36.9 million. During this period, we also acquired the 50% non-owned portion of two shopping centers held by our joint venture acquired in connection with the merger acquisition of Mid-America, for a purchase price of approximately $7,750,000. In evaluating potential acquisitions and developments, we focus principally on community and neighborhood shopping centers in our Midwest target market that are anchored by strong national, regional and independent grocery store chains. We seek to create an income stream diversity across our Midwest markets in order to insulate us from economic trends affecting any particular market.

                  DESCRIPTION OF SECURITIES TO BE REGISTERED

     The description of our capital stock set forth below does not purport to be complete. For such detailed, complete description, please see our charter and bylaws, each as amended and restated, copies of which are exhibits to the registration statement of which this prospectus is a part.

General

     Under our charter, we have authority to issue up to 150 million shares of stock, consisting of 80 million shares of common stock, 20 million shares of preferred stock and 50 million shares of excess stock. As of December 1, 1999, we had approximately 24.0 million shares of common stock issued and outstanding and approximately 3.5 million shares of 8.4% Series A Convertible Preferred Stock issued and outstanding. We have also authorized 2.0 million shares of 8.875% Series B Cumulative Redeemable Perpetual Preferred Stock and 1.0 million shares of 8.875% Series C Cumulative Redeemable Perpetual Preferred Stock for issuance upon the exchange of two classes of preferred units issued by Bradley Operating Limited Partnership. In addition, Bradley Operating Limited Partnership has approximately 1.3 million "common" units outstanding other than those held directly by us, as well as 2.0 million shares of 8.875% Series B Cumulative Redeemable Perpetual Preferred Units and 1.0 million shares of 8.875% Series C Cumulative Redeemable Perpetual Preferred Units. If tendered to Bradley Operating Limited Partnership for redemption, the "common" units may be exchanged for shares of common stock on a one-for-one basis at our option. Such one-to-one ratio may be adjusted to prevent dilution if we conduct a stock split or other similar change to our capital structure. The preferred units are exchangeable into shares of our preferred stock.

Common Stock

     Relationship with Excess Stock. In order to protect ourselves from losing our qualification as a REIT our charter generally restricts the ability of any stockholder to own or acquire in excess of 9.8% of the outstanding value or number of common stock. Any ownership of common stock in excess of this limit automatically converts into excess stock. If a stockholder attempts to transfer common stock in a transaction that would violate these restrictions, the common stock automatically converts into a separate class of stock known as excess stock. Shares of excess stock do not have the same rights as shares of common stock. When reading the following description of our common stock, you should keep in mind that the description may no longer apply to shares which may be converted into excess stock. Throughout the following description of common stock, we have indicated specific rights that you will no longer have if your shares are converted into excess stock. We recommend that you carefully read the section entitled "--Excess Stock," which provides a detailed description of the material terms of excess stock and of the terms of our charter that are designed to preserve our REIT qualification.

     Distribution Rights. As a holder of common stock, you will be entitled to receive distributions on your shares if, as and when our Board of Directors authorizes and declares such distributions, subject to the provisions of our charter regarding excess stock. Your right to receive distributions, however, will be subordinated to the rights of holders of Series A Convertible Preferred Stock and the holders of any other series of preferred stock issued in the future. Please read the section entitled "--Series A Convertible Preferred Stock" for a description of the rights of holders of Series A Convertible Preferred Stock and of any other preferred stock that we may issue.

     Under Maryland law, we are restricted in our ability to pay dividends or make other distributions if such dividend or other distribution would result in our total liabilities exceeding our total assets. When evaluating whether a dividend or other distribution may be paid in accordance with this rule, the aggregate amount of the liquidation preference of the Series A Convertible Preferred Stock will not be included in our total liabilities unless we have entered into a voluntary or involuntary liquidation.

     Liquidation/Dissolution Rights. In our liquidation or dissolution, each share of common stock entitles its holder to share in any assets that remain after we pay our liabilities and any preferential distributions owed to the holders of Series A Convertible Preferred Stock and any other series of preferred stock issued in the future. Such holder's share of the assets shall be proportional to the number of shares of common stock which are owned by the holder to all common stock outstanding.

     Voting Rights. Subject to the provisions of our charter regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as otherwise required by law or except as provided with respect to any other class or series of preferred stock issued in the future, the holders of common stock and the holders of Series A Convertible Preferred Stock will possess exclusive voting power. The holders of Series A Convertible Preferred Stock have the right to vote on all matters submitted to a vote of the holders of common stock on what is commonly referred to as an "as-converted basis," meaning that each share of Series A Convertible Preferred Stock is entitled to cast the number of votes it would be entitled to cast if it had been converted to shares of common stock on the record date. Therefore, as of the date of this prospectus, holders of Series A Convertible Preferred Stock are entitled to cast 1.0208 votes for each share they own.

     There is no cumulative voting in the election of directors, which means that the holders of a majority of the votes cast for directors can, subject to the rights of holders of preferred stock, elect all of the directors then standing for election, and the holders of the remaining shares of voting stock will not be able to elect any directors. We have a "staggered" Board of Directors, which means that approximately one-third of the Directors stand for re-election each year instead of the entire Board.

     Other Terms. Subject to the provisions of our charter regarding excess stock, all shares of common stock have equal dividend, distribution, liquidation and other rights, which rights may, however, be subject to preferential rights of shares of preferred stock. Holders of shares of common stock have no preference, conversion, sinking fund, redemption or exchange rights or preemptive rights. A conversion feature is one where a stockholder has the option to convert his shares to a different security, such as debt or preferred stock. A sinking fund or redemption right is one where a stockholder will have the right to redeem his shares for cash or other securities at some point in the future. Sometimes a redemption right is paired with an obligation of the company to create an account into which the company must deposit money to fund redemption. Preemptive rights are rights granted to stockholders to subscribe for a percentage of any other securities we offer in the future based on the percentage of shares owned.

     Information. We furnish our stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     Extraordinary Transactions. Pursuant to Maryland law and our charter, we generally cannot dissolve, amend our charter, merge, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast. In addition, the business combination statute and the control share acquisition statute under Maryland law could also significantly affect the rights and obligations of holders of common stock in connection with an extraordinary transaction. For your reference, these statutes are described in the section entitled "--Certain Provisions of Maryland Law" below.

Series A Convertible Preferred Stock

     In connection with our acquisition of Mid-America Realty Investments, Inc. in August 1998, we issued 3,480,210 shares of Series A Convertible Preferred Stock to the former stockholders of that company. As of December 1, 1999, 3,478,219 shares remained outstanding. The Series A Convertible Preferred Stock is the only series of our preferred stock that is outstanding as of the date of this prospectus, although we have authorized 2.0 million shares of 8.875% Series B Cumulative Redeemable Perpetual Preferred Stock and 1.0 million shares of 8.875% Series C Cumulative Redeemable Perpetual Preferred Stock for possible future issuances. The Series A Convertible Preferred Stock ranks senior to the common stock with respect to dividend rights and distributions upon our liquidation, dissolution and winding up but on parity with the Series B Preferred Stock and the Series C Preferred Stock. The following are the principal terms of the Series A Convertible Preferred Stock:

     Dividends                Cumulative fixed dividend of $0.525 per share
                              payable quarterly.

     Liquidation Preference   $25.00 per share plus an amount equal to
                              accumulated, accrued but unpaid dividends.

     Conversion Rights        The Series A Convertible Preferred Stock is
                              convertible into common stock at a conversion price of $24.49 per share of common stock. Such conversion price is equal to 1.0208 shares of common stock for each share of Series A
                              Convertible Preferred Stock. This conversion price and conversion ratio is subject to adjustment to prevent dilution.

     Redemption               After August 6, 2003, we may redeem the Series A
                              Convertible Preferred Stock for $25.00 per share, plus any accumulated, accrued and unpaid dividends, so long as the common stock has traded above the conversion price for at least twenty days prior to redemption.

     Voting Rights            The holders of Series A Convertible Preferred
                              Stock have the right to vote with the common stock on each matter coming before any meeting of the holders of common stock, on an "as-converted basis," that is, one vote for each share of common stock into which the holder's shares of Series A
                              Convertible Preferred are then convertible. If we ever become delinquent with respect to six quarterly dividend payments on the Series A
                              Convertible Preferred Stock, the holders of such preferred stock would also have the right to elect two separate directors.

Series B Preferred Stock

     On February 23, 1999, we authorized 2.0 million shares of Series B Preferred Stock, which may be issued upon the exchange of a corresponding class of preferred units issued by Bradley Operating Limited Partnership. No shares of the Series B Preferred Stock are issued or outstanding as of the date of this prospectus. The Series B Preferred Stock ranks senior to the common stock with respect to dividend rights and distributions upon our liquidation, dissolution and winding up but on parity with the Series A Convertible Preferred Stock and the Series C Preferred Stock. The following are the principal terms of the Series B Preferred Stock:

     Dividends                Cumulative fixed dividend of approximately $0.555
                              per share payable quarterly.

     Liquidation Preference   $25.00 per share plus an amount equal to
                              accumulated, accrued but unpaid dividends.

     Redemption               After February 23, 2004, we may redeem the Series
                              B Preferred Stock for $25.00 per share, plus any accumulated, accrued and unpaid dividends.

     Voting Rights            Holders of two-thirds of the outstanding Series B
                              Preferred Stock must consent before we can:

                              . create or increase any class or series of preferred stock senior to the Series B Preferred Stock,

                              . create or increase any class or series of preferred stock ranking on parity with the Series B Preferred Stock that is issued to our affiliates on terms more favorable than arm's length terms,

                              . consolidate, merge into or with, or transfer our assets substantially as an entirety to, any third party that does not exchange the Series B Preferred Stock for a security with substantially the same terms,

                              . amend our charter or bylaws in a manner that materially and adversely affects the rights of the holders of Series B Preferred Stock.

                              In addition, if we ever become delinquent with respect to six quarterly dividend payments on the Series B Preferred Stock, the holders of such preferred stock would also have the right to elect two separate directors.

Series C Preferred Stock

     On September 7, 1999, we authorized 1.0 million shares of Series C Preferred Stock, which may be issued upon the exchange of a corresponding class of preferred units issued by Bradley Operating Limited Partnership. No shares of the Series C Preferred Stock are issued or outstanding as of the date of this prospectus. The Series C Preferred Stock ranks senior to the common stock with respect to dividend rights and distributions upon our liquidation, dissolution and winding up but on parity with the Series A Convertible Preferred Stock and the Series B Preferred Stock. The following are the principal terms of the Series C Preferred Stock:

     Dividends                Cumulative fixed dividend of approximately $0.555
                              per share payable quarterly.

     Liquidation Preference   $25.00 per share plus an amount equal to
                              accumulated, accrued but unpaid dividends.

     Redemption               After September 7, 2004, we may redeem the Series
                              C Preferred Stock for $25.00 per share, plus any accumulated, accrued and unpaid dividends.

     Voting Rights            Holders of two-thirds of the outstanding Series C
                              Preferred Stock must consent before we can:

                              . create or increase any class or series of preferred stock senior to the Series C Preferred Stock,

                              . create or increase any class or series of preferred stock ranking on parity with the Series C Preferred Stock that is issued to our affiliates on terms more favorable than arm's length terms,

                              . consolidate, merge into or with, or transfer our assets substantially as an entirety to, any third party that does not exchange the Series C Preferred Stock for a security with substantially the same terms,

                              . amend our charter or bylaws in a manner that materially and adversely affects the rights of the holders of Series C Preferred Stock.

                              In addition, if we ever become delinquent with respect to six quarterly dividend payments on the Series C Preferred Stock, the holders of such preferred stock would also have the right to elect two separate directors.

Transfer Agent

     The transfer agent and registrar for our common stock and our Series A Convertible Preferred Stock is BankBoston, N.A., c/o EquiServe, L.P., P.O. Box 8040, Boston, Massachusetts 02266.

Power To Issue Additional Shares Of Stock

     The charter grants our Board of Directors the power to issue additional authorized but unissued shares of common stock and preferred stock. The Board of Directors may also classify or reclassify unissued shares of common or preferred stock or excess stock and authorize the issuance of these classified or reclassified shares of stock. Under Maryland law and the charter, the Board of Directors is required to fix the terms and conditions for each class or series of preferred stock, prior to the issuance of the shares of the class or series of the preferred stock. These terms and conditions include preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption.

     This power provides the Board of Directors with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, the additional classes or series, as well as the common stock, will generally be available for issuance without further action by stockholders. However, the issuance of additional series of preferred stock with rights senior to the Series A Convertible Preferred Stock, the Series B Preferred Stock or the Series C Preferred Stock must be approved by the holders of each of those series of preferred stock. Although the Board of Directors does not intend to do so at the present time, it could authorize the issuance of a class or series that could delay, defer or prevent a change of control or other transaction that holders of common stock might believe to be in their best interests or in which holders of some, or a majority of, the common stock might receive a premium for their shares over the then-current market price.

Excess Stock

     General. As a protective measure, our charter provides for the issuance of a separate class of capital stock, referred to as excess stock, to attempted transferees of common stock in transactions that may endanger our REIT qualification. The specific terms of excess stock and the conditions giving rise to its issuance are described in more detail below.

     Ownership Limit. As a REIT, we are required to comply with complicated rules under the Internal Revenue Code. Among other things, the Internal Revenue Code requires that, with limited exceptions, REITs satisfy the following ownership limitations:

     . not more than 50% in value of the REIT's outstanding capital stock may be owned, directly or indirectly after applying complex attribution rules, by five or fewer "individuals" during the last half of its taxable year, with the term "individuals" including for these purposes a variety of tax exempt taxpayers and

     . such capital stock must be beneficially owned by 100 or more persons during at least 335 days of each taxable year.

     In order to protect our status as a qualified REIT, our charter contains limitations on the amount of our capital stock that any one party may hold. Our ownership limit prohibits any holder from owning, or being deemed to own by virtue of the attribution provisions of the Internal Revenue Code:

     .    more than 9.8% of our outstanding common stock, or

     . shares of Series A Convertible Preferred Stock that either (a) have a value in excess of 9.8% of the value of all outstanding shares of our capital stock, or (b) when converted, would result in such holder being the beneficial holder of more than 9.8% of the total number of outstanding shares of our common stock, after giving effect to such conversion.

     The charter deems holders to own all stock that they:

     .    actually own;

     . constructively own after applying the attribution rules specified in the Internal Revenue Code; and

     . have the right to acquire upon exercise of any rights, options or warrants or conversion of any convertible securities.

Holders may include natural persons, corporations, trusts, partnerships or other entities. The fact that certain affiliated entities, such as separate mutual funds advised by the same investment adviser, may own more than 9.8% of the value of all outstanding capital stock in the aggregate will not of itself result in the ownership limit being exceeded, even though that investment advisor may be considered to be the "beneficial owner" of such stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. In addition, the Board of Directors may waive the ownership limit if evidence satisfactory to the Board of Directors and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT and if the Board of Directors decides that such waiver is in our best interests.

     Violation of Ownership Limit. The charter provides that any attempted transfer of capital stock or any security convertible into capital stock is null and void if it would result in a violation of the ownership limit or our disqualification as a REIT. These provisions include any transfer that results in us being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code. In the event of such an attempted transfer, the intended transferee will acquire no rights to the capital stock or convertible securities attempted to be transferred. Instead, the shares of capital stock or convertible securities will automatically be exchanged for shares of excess stock and these shares of excess stock will automatically be transferred, by operation of law, to a trustee for the exclusive benefit of one or more charitable organizations as the beneficiary under the trust. Under our charter, an organization is not eligible to be named as such a charitable beneficiary unless it is operated exclusively for religious, charitable, scientific, literary or educational purposes within the meaning of Section 170(c) of the Internal Revenue Code. Such charitable beneficiaries shall be designated from time to time by our Board of Directors, except to the extent described below. The trustee will be named by our Board of Directors, but must be unaffiliated with us.

     Rights of Excess Stock. The excess stock held in trust:

     .    will be considered to be issued and outstanding shares of our stock;

     .    will be entitled to receive distributions declared by us; and

     . may be voted by the trustee for the exclusive benefit of the charitable beneficiary.

The charter requires a purported transferee of excess stock to repay to us any dividend or distribution which it receives prior to the discovery that capital stock was transferred in violation of the ownership limit. We are then required to turn over the amount of the repayment to the trustee. The charter also retroactively nullifies any votes cast by the purported transferee prior to the discovery that a transfer violated the ownership limit. The charter does provide, however, that the retroactive nullification of the vote cast with respect to the relevant shares of capital stock will not adversely affect the rights of any third party who relied in good faith upon the effectiveness of the matter that was the subject of the stockholder action as to which such votes were cast.

     Transferability of Excess Stock. As a general rule, holders may not transfer excess stock. Subject to our redemption right described below, the trustee may transfer the shares of excess stock to a purchaser who could own such shares without violating the ownership limit. Upon such sale, the shares of excess stock automatically convert back into shares of the class or series of capital stock or convertible security from which they were originally converted.

     After excess stock is transferred in this way, the trustee must distribute at least a portion of the sale proceeds to the attempted purchaser who originally caused the ownership limit violation. The original attempted purchaser is only entitled to the proceeds until it recovers the price it paid for the stock. The trustee must distribute any proceeds in excess of the original attempted purchase price to the charitable beneficiary. If the attempted purchaser received the excess stock by gift, devise or otherwise without giving value for such stock, then it is only entitled to receive an amount that does not exceed the market price for such stock at the time of the prohibited transfer, as determined in the manner set forth in the charter.

     Redemption Right. In addition to the transfer restrictions described above, we have the right to purchase all or any portion of the excess stock from the trustee for a period of 90 days from the time we receive written notice of the prohibited transfer or other event resulting in the exchange of capital stock for excess stock. Under the charter, the purchase price will be the lesser of
(a) the price paid for the stock by the original attempted transferee or (b) the market price of the stock on the date we exercise our option to purchase. If the original attempted transferee received such stock by gift, devise or otherwise without giving value for such stock, the market price of the stock at the time of the prohibited transfer will be used in lieu of the price paid. Upon any such purchase by us, the trustee must distribute the purchase price to the original attempted transferee.

     Additional Charter Provisions Regarding the Ownership Limit. If the ownership limit is determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any excess stock may be deemed, at our option, to have acted as an agent on our behalf of acquiring the excess stock and to hold the excess stock on our behalf.

     The ownership limit will not preclude settlement of transactions on the New York Stock Exchange or any other stock exchange on which our capital stock is listed. If the Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT, then these restrictions on transferability and ownership will not apply.

     Upon our demand, each stockholder and each proposed transferee of capital stock must disclose to us in writing any information with respect to the direct, indirect and constructive ownership of shares of stock as the Board of Directors deems necessary to comply with, or determine compliance with:

     .    the provisions of the Internal Revenue Code applicable to REITs;

     .    the requirements of any taxing authority; or

     .    governmental agency.

     Potential Deterrent Effect on "Change of Control" Transactions.

     Our ownership limit may have the effect of delaying, deterring or preventing the acquisition of control of us. The ownership limit, however, does not apply to shares of capital stock acquired pursuant to an all cash tender offer for all outstanding shares of capital stock in conformity with applicable laws if the following conditions are met:

     . At least two-thirds of the outstanding shares of capital stock are tendered and accepted pursuant to such tender offer. The securities held by the tender offeror and/or its affiliates and associates are not included in determining whether the two-thirds threshold has been met.

     . The tender offeror commits to give any non-tendering stockholders a reasonable opportunity to put their capital stock to the tender offeror at a price not less than that paid pursuant to the tender offer if the offer is accepted by the holders of two-thirds of the outstanding stock.

Provisions of Maryland Law Relating to Change of Control Transactions

     Maryland Business Combination Statute

     Maryland law prohibits certain "business combinations," including mergers, consolidations, share exchanges, asset transfers and issuances of equity securities, between a Maryland corporation and an interested stockholder. An interested stockholder is a person or entity that owns 10% or more of the voting power of the corporation's shares. This prohibition exists for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the interested stockholder with whom the business combination is to be effected. There is an exception to this rule when, among other things, the holders of the corporation's shares receive a minimum price for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for the shares that it owns. Such minimum price is defined in Maryland law. However, these provisions of Maryland law do not apply to "business combinations" with an interested stockholder that are approved or exempted by the board of directors of the corporation before that interested stockholder becomes an interested stockholder.

     Maryland Control Share Acquisition Statute

     Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible under the statute to be cast on that matter by stockholders. "Control shares" are voting shares that, if aggregated with all other such shares of stock previously acquired by the acquiror, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

          (1) one-fifth or more but less than one-third;

          (2) one-third or more but less than a majority; or

          (3) a majority of all voting power.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exemptions.

     If voting rights are not approved at a stockholder meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares for fair value. An exception to such rule is control shares for which voting rights have previously been approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. Our bylaws contain a provision exempting any and all acquisitions of our capital stock from the control shares provision of Maryland law. Nothing prevents our Board of Directors from amending or repealing this provision in the future.

                 DESCRIPTION OF UNITS AND REDEMPTION OF UNITS

Redemption of Units

     Each unitholder may, subject to limitations, require that Bradley Operating Limited Partnership redeem all or a portion of such holder's units by delivering a notice to Bradley Operating Limited Partnership. Upon redemption, a unitholder will receive, with respect to each unit redeemed, cash in an amount equal to the market value of one share of common stock plus any distribution amount owed but not yet paid to the unitholder. Such one-for-one ratio is subject to adjustment to prevent dilution. The market value of our common stock for this purpose will be equal to the average of the closing trading price of the common stock on the New York Stock Exchange for the ten trading days before the day on which the redemption notice was received by Bradley Operating Limited Partnership. Bradley Operating Limited Partnership's partnership agreement provides that if such trading information is not available, we can use any other method to determine the value of the common stock as we deem appropriate in our reasonable judgment. Bradley Operating Limited Partnership's partnership agreement does not specify alternative methodologies. The valuation methodology to be used will depend on all the facts and circumstances at the time.

     In lieu of Bradley Operating Limited Partnership redeeming units for cash, we, as general partner of Bradley Operating Limited Partnership, have the right to elect to acquire directly any units tendered for redemption in exchange for either (1) cash in the amount described above or (2) shares of common stock on a one-for-one basis. Such one-for-one ratio is subject to adjustment to prevent dilution. Within five trading days of Bradley Operating Limited Partnership's receipt of a redemption notice from a unitholder, we shall inform such unitholder via facsimile, overnight courier or certified mail of our intent to exercise our option to redeem units for cash or stock. Any such acquisition will result in our owning the tendered units and thereby increase our economic interest in Bradley Operating Limited Partnership. An acquisition by us will be treated as a sale of the units to us for federal income tax purposes. Upon any redemption such unitholder's right to receive distributions with respect to the redeemed units will cease. If we elect to redeem the units for shares of common stock, the unitholder will have all the rights of one of our stockholders, including the right to receive dividends, from the time of our acquisition of the shares.

     We will make the determination whether to pay cash or issue shares of common stock upon redemption of units at the time the units are tendered for redemption. Any such determination will be made based on all of the facts and circumstances at the time, including the availability of cash, whether the acquisition of units for cash is a good investment and the market price of the common stock. In addition, under the terms of Bradley Operating Limited Partnership's partnership agreement, no redemption can occur if the delivery of common stock would be prohibited under the provisions of our charter that protect our qualification as a REIT or, in the opinion of counsel, we would no longer qualify as a REIT.

Tax Consequences of Redemption

     The following discussion summarizes federal income tax considerations that may be relevant to a unitholder who redeems his units. The discussion in this section and any other section of this prospectus, however, is not intended to be, nor should you construe it as, tax advice. You are urged to consult your own tax advisor to determine the impact of a redemption of your units and/or of owning our common stock on your own personal situation. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in us, including the possibility of United States income tax withholding on distributions by us.

     Tax Treatment of Exchange or Redemption of Units

     If we elect to purchase units tendered for redemption, Bradley Operating Limited Partnership's partnership agreement provides that the transaction will be treated as a sale of units by the unitholder to us at the time of such redemption. The sale will be fully taxable to the redeeming unitholder and such redeeming unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash value or the value of the shares of common stock received in the exchange plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the redeemed units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below in the section entitled "--Tax Treatment of Disposition of Units by a Unitholder Generally."

     If we do not elect to purchase a unitholder's units tendered for redemption and Bradley Operating Limited Partnership redeems such units for cash that we contribute to Bradley Operating Limited Partnership to effect such redemption, the redemption likely would be treated for tax purposes as a sale of such units to us in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming partner would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount and character of gain or loss in the event of such a sale is discussed more fully below in the section entitled "--Tax Treatment of Disposition of Units by a Unitholder Generally."

     If we do not elect to purchase units tendered for redemption and Bradley Operating Limited Partnership redeems a unitholder's units for cash that is not contributed by us to effect the redemption, the tax consequences would likely be the same as described in the previous paragraph, although not free from doubt. If Bradley Operating Limited Partnership redeems less than all of a unitholder's units, however, the unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the redeemed units, exceeded the unitholder's adjusted basis in all of such unitholder's units immediately before the redemption. This result may differ if the redemption were treated as a disguised sale. The treatment of the redemption as a disguised sale is discussed more fully below in the section entitled "Potential Application of the Disguised Sale Regulations to a Redemption of Units."

     If we contribute cash to Bradley Operating Limited Partnership to effect a redemption, and the form of the transaction is respected for tax purposes so that the redemption transaction is treated as the redemption of the unitholder's units by Bradley Operating Limited Partnership rather than a sale of units to us, the income tax consequences to a unitholder would be the same as described in the preceding paragraph.

     Tax Treatment of Disposition of Units by a Unitholder Generally

     If a unitholder disposes of a unit in a manner that is treated as a sale of the unit, or a unitholder otherwise disposes of a unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such unit. The tax basis of your units is discussed in greater detail in the section entitled "--Basis of Units" below. Upon the sale of a unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property received, including shares of common stock, plus the amount of any Bradley Operating Limited Partnership liabilities allocable to the units sold. To the extent that the amount of cash or property received plus the allocable share of any Bradley Operating Limited Partnership liabilities exceeds the unitholder's basis for the units disposed of, such unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and/or the value of any other property received, including shares of common stock, upon such disposition.

     Except as described below, any gain recognized upon a sale or other disposition of units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a unit attributable to a unitholder's share of "unrealized receivables" of Bradley Operating Limited Partnership exceeds the basis attributed to those assets, such excess will be treated as ordinary income. "Unrealized receivables" is defined in Section 751 of the Internal Revenue Code. Unrealized receivables include, to the extent not previously included in Bradley Operating Limited Partnership's income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if Bradley Operating Limited Partnership had sold its assets at their fair market value at the time of the transfer of a unit.

     Basis of Units

     In general, a unitholder who acquired his units by contribution of property and/or money to Bradley Operating Limited Partnership had an initial tax basis in his units equal to the sum of:

     . the amount of money contributed or deemed contributed as described below, and

     . his adjusted tax basis in any other property contributed in exchange for such units, and less the amount of any money distributed or deemed distributed, as described below in connection with the acquisition of the units.

The initial basis of units acquired by other means would have been determined under the general rules of the Internal Revenue Code, including the partnership provisions, governing the determination of tax basis. Other rules, including the "disguised sale" rules discussed below, also may affect initial basis, and unitholders are urged to consult their own tax advisors regarding their initial basis. A unitholder's initial basis in his units generally is increased by:

     . such unitholder's share of Bradley Operating Limited Partnership taxable and tax-exempt income, and


     . increases in such unitholder's allocable share of liabilities of Bradley Operating Limited Partnership including any increase in his share of liabilities occurring in connection with the acquisition of his units.

Generally, such unitholder's basis in his units is decreased, but not below zero, by:

     . such unitholder's share of Bradley Operating Limited Partnership distributions;

     . decreases in such unitholder's allocable share of liabilities of Bradley Operating Limited Partnership including any decrease in his share of liabilities of Bradley Operating Limited Partnership occurring in connection with the acquisition of his units;

     . such unitholder's share of losses of Bradley Operating Limited Partnership, and

     . such unitholder's share of nondeductible expenditures of Bradley Operating Limited Partnership that are not chargeable to his capital account.

     Potential Application of the Disguised Sale Regulations to a Redemption of Units

     There is a risk that a redemption by Bradley Operating Limited Partnership of units issued in exchange for a contribution of property to Bradley Operating Limited Partnership may cause the original transfer of property to Bradley Operating Limited Partnership in exchange for units to be treated as a "disguised sale" of property. Section 707 of the Internal Revenue Code and the Treasury Regulations thereunder, which we refer to collectively as the "Disguised Sale Regulations," generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, which may include the assumption of or taking subject to a liability, from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

     Accordingly, if a unit is redeemed by Bradley Operating Limited Partnership from a unitholder who holds units that were issued in exchange for a contribution of property to Bradley Operating Limited Partnership, the Internal Revenue Service could contend that the Disguised Sale Regulations apply because the unitholder will thus receive cash subsequent to a previous contribution of property to Bradley Operating Limited Partnership. In that event, the IRS could contend that the contribution was taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Internal Revenue Code, subject to certain limitations. In addition, in such event, the Disguised Sale Regulations might apply to cause a portion of the proceeds received by a redeeming unitholder to be characterized as original issue discount on a deferred obligation which would be taxable as interest income in accordance with the provisions of Section 1272 of the Internal Revenue Code. Each unitholder is advised to consult its own tax advisors to determine whether redemption of its units could be subject to the Disguised Sale Regulations.

Comparison of Ownership of Units and Common Stock

     We operate our business through a structure commonly referred to as an "umbrella partnership" REIT or "UPREIT." This structure generally consists of a corporate REIT with publicly-traded shares of capital stock, like Bradley, and a limited partnership, like Bradley Operating Limited Partnership, with both entities coordinating to operate a single real estate business. The limited partnership typically owns all or substantially all of the real estate properties and the REIT controls the partnership's business activities as the sole general partner. We have elected to use this structure because it provides flexibility in structuring acquisitions and in raising capital that would not otherwise be available if we operated solely as a corporate REIT or solely as a limited partnership. If we operated solely as a corporate REIT then we would not be able to offer potential sellers of properties the opportunity to contribute their properties to us in a "tax-deferred" transaction resulting in no current taxable event to the sellers. In general, a seller who contributes his properties to a partnership in exchange for interests in that partnership is not subject to current tax, as a seller of properties for cash or securities of a corporation would be. If we operated solely as a limited partnership, we would not have the same ability and flexibility in raising capital that we now have when we issue common stock or other equity securities of the corporation in the public markets.

     Despite the fact that the structure consists of two separate legal entities, both entities are operating in tandem to own and operate the same portfolio of properties. Accordingly, the structure works most effectively if we only operate through Bradley Operating Limited Partnership and if all of Bradley Operating Limited Partnership's activities are conducted by us as general partner.

     As a result of the UPREIT structure, we have two different levels of investors with ownership rights in our business. Currently, you own units of limited partnership interest in Bradley Operating Limited Partnership. The nature of any investment in our common stock is generally economically equivalent to an investment in units in Bradley Operating Limited Partnership. A holder of a share of common stock receives the same distribution that a holder of a unit receives, and stockholders and unitholders generally share in the risks and rewards of ownership in the same enterprise. There are, however, differences between ownership of units and ownership of common stock, some of which may be material to you.

     The information below highlights a number of significant differences between Bradley Operating Limited Partnership and Bradley relating to form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation and compares certain legal rights associated with the ownership of units and common stock, respectively. These comparisons are intended to assist you in understanding how your investment will change if your units are acquired for common stock. This discussion is summary in nature and does not constitute a complete discussion of these matters. You should carefully review the balance of this prospectus and the registration statement of which this prospectus is a part for additional important information about us.


                     Form of Organization and Assets Owned

                     Bradley Operating Limited Partnership
                     -------------------------------------

Bradley Operating Limited Partnership is organized as a Delaware limited through which we conduct substantially all of our business and own substantially all of our assets either directly or indirectly through subsidiaries. Our Board of Directors manages the affairs of Bradley Operating Limited Partnership by directing our affairs.

                                    Bradley
                                    -------

We are a Maryland corporation which has elected to be taxed as a REIT under the Internal Revenue Code and we intend to maintain our qualifications as a REIT. We maintain a general partner interest in Bradley Operating Limited Partnership, which gives us an indirect investment in those properties and other assets owned by Bradley Operating Limited Partnership. As of December 1, 1999, we owned approximately a 83% economic interest in Bradley Operating Limited Partnership, and such interest will increase as units are redeemed for cash or acquired by us.

                             Length of Investment

                     Bradley Operating Limited Partnership
                     -------------------------------------

Bradley Operating Limited Partnership has a stated termination date of December 31, 2050, although it may be terminated earlier under certain circumstances.

                                    Bradley
                                    -------

We have a perpetual term and intend to continue our operations for an indefinite time period.

                 Nature of Investment and Distribution Rights

                     Bradley Operating Limited Partnership
                     -------------------------------------

The units constitute equity interests entitling each unitholder to his pro rata share of cash distributions made to the unitholders of Bradley Operating Limited Partnership, including us. Because Bradley Operating Limited Partnership has also issued three classes of "preferred units," distributions to unitholders are subject to the prior distribution rights of such preferred units. In general, Bradley Operating Limited Partnership is structured so that unitholders receive distributions on their units equal to the dividend yield for the same period on a share of our common stock.

As a partnership, Bradley Operating Limited Partnership is not subject to federal income taxation. In determining their federal income tax, partners of Bradley Operating Limited Partnership, including unitholders, must take into account their allocable share of partnership income, gain, deduction and loss, and otherwise are subject to the rules governing the taxation of partnerships and partners. This is true regardless of whether partnership income, gain, deduction or loss is distributed by Bradley Operating Limited Partnership. By contrast, unitholders who receive common stock upon exercise of their redemption rights will be taxed on their investment in accordance with the rules governing REITs.

                                    Bradley
                                    -------

The common stock constitutes an equity interest in us. We are entitled to receive a portion of Bradley Operating Limited Partnership's operating cash flow and capital cash flow sufficient to pay dividends to stockholders concurrently with any distribution to the unitholders. Each stockholder will be entitled to his pro rata share of any dividends or distributions paid with respect to common stock. The dividends payable to the stockholders are not fixed in amount and are only paid if, when and as declared by the Board of Directors. In order to qualify as a REIT, we must distribute at least 95% of our taxable income, excluding capital gains, and any taxable income, including capital gains, not distributed will be subject to corporate income tax.

                         Issuance of Additional Units

                     Bradley Operating Limited Partnership
                     -------------------------------------

Bradley Operating Limited Partnership is authorized to issue additional units and such other partnership interests, including partnership interests of different series or classes that may be senior to units, as we may determine in our sole discretion as general partner. The relative rights, powers and duties of such units or other interests will be determined by us in our sole discretion. Bradley Operating Limited Partnership may issue units and other partnership interests to us, as long as such interests are issued in connection with a comparable issuance of our capital stock and proceeds raised in connection with the issuance of such capital stock are contributed to Bradley Operating Limited Partnership. In addition, our Operating Limited Partnership will issue additional units upon exercise of the options granted pursuant to our stock option plans. The issuance of additional units or other similar partnership interests may result in the dilution of the interests of the existing unitholders.


                                    Bradley
                                    -------

Our Board of Directors may issue, in its discretion, additional equity securities consisting of common stock or any other series of capital stock so long as the total number of shares issued does not exceed the authorized number of shares of capital stock set forth in our charter. The capital stock may be classified and issued as a variety of equity securities, including one or more classes of common or preferred stock, in the discretion of the Board of Directors. The issuance of additional shares of common stock, preferred stock or other similar equity securities may result in the dilution of the interests of the existing stockholders.

                                   Liquidity

                     Bradley Operating Limited Partnership
                     -------------------------------------

A unitholder may not transfer any portion of their units without the consent of the general partner, subject to the following exceptions:

    (a) transfers by will, the laws of intestacy or otherwise to the legal representative or successor of the transferring unitholder who shall be bound in all respects by the terms of Bradley Operating Limited Partnership's partnership agreement;

    (b) inter vivos transfers for estate planning purposes; or

    (c) pledges to secure the repayment of a loan.

Subject to certain conditions, each unitholder has the right to elect to have their units redeemed by Bradley Operating Limited Partnership. Upon redemption, the unitholder will receive, at our election, either shares of common stock or the cash equivalent in exchange for such units.

                                    Bradley
                                    -------

Our common stock is freely transferable subject to the requirements of the Securities Act of 1933, as amended. The common stock is listed on the New York Stock Exchange. The breadth and strength of this market will depend, most significantly, upon the number of shares outstanding, our financial results and prospects, the general interest in us and other real estate investments and our dividend yield compared to that of other debt and equity securities.

                      Purchase and Permitted Investments

                     Bradley Operating Limited Partnership
                     -------------------------------------

Bradley Operating Limited Partnership's purpose is to conduct any business that relates to the properties or affiliated entities of Bradley Operating Limited Partnership, except that Bradley Operating Limited Partnership's partnership agreement requires the business of Bradley Operating Limited Partnership to be conducted in a manner that permits us to be classified as a REIT for federal income tax purposes and avoids any federal income or excise tax liability. Bradley Operating Limited Partnership may, subject to the foregoing limitation, invest or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

                                    Bradley
                                    -------

Under our charter, we may engage in any lawful activity permitted under Maryland law.

                              Borrowing Policies

                     Bradley Operating Limited Partnership
                     -------------------------------------

Bradley Operating Limited Partnership has no restrictions on borrowings, and we, as the general partner, have full power and authority to borrow money on behalf of Bradley Operating Limited Partnership.

                                    Bradley
                                    -------

We are not restricted under our organizational documents from incurring borrowings.

                         Other Investment Restrictions

                     Bradley Operating Limited Partnership
                     -------------------------------------

Other than restrictions precluding investments by Bradley Operating Limited Partnership that would adversely affect our qualification as a REIT, there are no restrictions upon Bradley Operating Limited Partnership's authority to enter into any transactions, including, among others, making investments, lending Bradley Operating Limited Partnership funds, or reinvesting Bradley Operating Limited Partnership's cash flow and net sale or refinancing proceeds.

                                    Bradley
                                    -------

Neither our charter nor our bylaws impose any restrictions upon the types of investments made by us.

                              Management Control

                     Bradley Operating Limited Partnership
                     -------------------------------------

Generally, all management powers over the business and affairs of Bradley Operating Limited Partnership are vested in us as general partner and no other unitholder of Bradley Operating Limited Partnership has any right to participate in or exercise control or management power over the business and affairs of Bradley Operating Limited Partnership. Bradley Operating Limited Partnership's partnership agreement provides that we shall be reimbursed for all expenses incurred by us relating to the management and business of Bradley Operating Limited Partnership.

                                    Bradley
                                    -------

The Board of Directors has exclusive control over our business and affairs subject only to the restrictions in our charter and bylaws. The Board of Directors is classified into three classes. At each annual meeting of stockholders, the successors of the class of Directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without advice of the stockholders. Accordingly, except for their vote in the elections of Directors, stockholders have no control over our ordinary business policies.

                   Management Liability and Indemnification

                     Bradley Operating Limited Partnership
                     -------------------------------------

Bradley Operating Limited Partnership's partnership agreement generally provides that the general partner and any person acting on its behalf will incur no liability to Bradley Operating Limited Partnership or any unitholder for any act or omission within the scope of the general partner's authorities, provided the general partner's or such other person's action or omission to act was taken in good faith and in the belief that such action or omission was in the best interests of us and our affiliates, and provided further, that the general partner's or such other person's actions or omissions shall not constitute actual fraud or gross negligence or deliberately dishonest conduct.

Bradley Operating Limited Partnership's partnership agreement also provides for the indemnification of the general partner and its affiliates and any individual acting on their behalf from any loss, damage, claim or liability, including, but not limited to, reasonable attorneys' fees and expenses, incurred by them by reason of any act performed by them in accordance with the standards set forth above or in enforcing the provisions of this indemnity.

                                    Bradley
                                    -------

Our charter eliminates, to the fullest extent permitted under Maryland law, the personal liability of a director for monetary damages for breaches of such director's duty of care or other duties as a director. The effect of this provision in the charter is generally to eliminate our rights and the rights of our stockholders who sue on behalf of us to recover monetary damages against a director for breach of the fiduciary duty of care as a director. This limitation includes suits alleging negligent or grossly negligent behavior on the part of a director. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief such as an injunction or recession in the event of a breach of a director's duty of care. These provisions will not alter the liability of a director under federal securities laws.

                            Antitakeover Provisions

                     Bradley Operating Limited Partnership
                     -------------------------------------

Except in limited circumstances, the general partner has exclusive management power over the business and affairs of Bradley Operating Limited Partnership. The general partner may not be removed by the unitholders with or without cause. Under the Bradley Operating Limited Partnership's partnership agreement, we may, in our sole discretion, prevent a unitholder from transferring their units except in limited circumstances. Accordingly, we may exercise this right of approval to deter, delay or hamper attempts by persons to acquire a majority interest in Bradley Operating Limited Partnership.

                                    Bradley
                                    -------

Our charter and bylaws and Maryland law contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal to acquire us or remove incumbent management. For the full discussion of these provisions, please refer to the section entitled "Risk Factors--There are provisions in our charter and bylaws that may discourage acquisition proposals."

                                 Voting Rights

                     Bradley Operating Limited Partnership
                     -------------------------------------

Holders of units have no right to elect or remove us as the general partner of Bradley Operating Limited Partnership and generally have no other voting rights. Under Bradley Operating Limited Partnership's partnership agreement, we as general partner may take any action in a manner that we reasonably believe to be in the best interests of our stockholders or complies with the REIT requirements for us. Our ability to make amendments to Bradley Operating Limited Partnership's partnership agreement is limited to the extent described below.


                                    Bradley
                                    -------

The Board of Directors directs our business and affairs. The Board consists of three classes having staggered terms of office. Stockholders elect each class at our annual meetings. All shares of common stock have one vote per share. The charter permits the Board of Directors to classify and issue preferred stock in one or more series having voting power which may differ from that of the common stock.

Our stockholders have the right to vote, among other things, on a merger or sale of all or substantially all of our assets, certain amendments to our charter and dissolution. Under Maryland law and the charter, the sale of all or substantially all of our assets or any merger or consolidation involving us requires the approval of the Board of Directors and holders of a majority of the outstanding shares of common stock. No approval of the stockholders is required for the sale of less than all or substantially all of our assets. Under Maryland law and the charter and bylaws, the Board of Directors must obtain approval of holders of not less than a majority of all outstanding shares of our capital stock in order to dissolve us.

             Amendment of the Partnership Agreement or Our Charter

                     Bradley Operating Limited Partnership
                     -------------------------------------

Generally, Bradley Operating Limited Partnership's partnership agreement may be amended by the general partner without the consent of the unitholders, except that certain amendments which alter or change unitholders' distribution rights or redemption rights requires the consent of the unitholders holding a majority-in-interest of the outstanding units.

                                    Bradley
                                    -------

Amendments to the charter must be approved by the Board of Directors and generally by the vote of a majority of the votes entitled to be cast at a meeting of stockholders except as otherwise provided by law. The Board of Directors may, however, amend the charter without any action of the stockholders in certain respects to preserve our REIT qualification.

                     Compensation, Fees and Distributions

                     Bradley Operating Limited Partnership
                     -------------------------------------

The general partner is not entitled to receive any compensation for its services as general partner of Bradley Operating Limited Partnership. As a partner in Bradley Operating Limited Partnership, however, the general partner has the same right to allocations and distributions as other partners of Bradley Operating Limited Partnership. In addition, Bradley Operating Limited Partnership will reimburse the general partner for administrative expenses incurred relating to our ongoing operation and certain other expenses arising in connection with our role as general partner. All of our officers are employees of Bradley Operating Limited Partnership and receive compensation for their services as such.

                                    Bradley
                                    -------

Our Directors receive compensation for their services.

                            Liability of Investors

                     Bradley Operating Limited Partnership
                     -------------------------------------
Under Bradley Operating Limited Partnership's partnership agreement and applicable Delaware law, the liability of the limited partners for Bradley Operating Limited Partnership's debts and obligations is generally limited to the amount of their investment in Bradley Operating Limited Partnership, together with any interest in any undistributed income.

                                    Bradley
                                    -------
Under the Maryland law, stockholders generally are not personally liable for our debts or obligations.

                        FEDERAL INCOME TAX CONSEQUENCES

    As a REIT, we must comply with highly technical and complex requirements under the Internal Revenue Code. The following discussion summarizes these requirements and their effect on us and our stockholders. The summary discussion is for general information only and is not an exhaustive list of all tax considerations that may be material. For example, this discussion does not address any state, local or foreign tax considerations. Also, this discussion does not address issues that arise as a result of your, or any other investor's, special circumstances or special status under the Internal Revenue Code.

    The discussion in this section and any other section of this prospectus is not intended to be, nor should you construe it as, tax advice. You are urged to consult your own tax advisor to determine the impact of a redemption of your units and/or of owning our common stock on your own personal situation. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in us, including the possibility of United States income tax withholding on distributions by us.

    General

    Under the Internal Revenue Code, if the requirements are met in a taxable year, including the requirement that the REIT distribute to its stockholders at least 95% of its real estate investment trust taxable income for the taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. For these purposes, taxable income will be computed without regard to the dividends paid deduction and our net capital gain. However, we may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income or net capital gains, the alternative minimum tax on its items of tax preference, and taxes imposed on income and gain generated by some extraordinary transactions. As discussed below, however, for taxable years beginning after December 31, 1997, stockholders may be credited for all or a portion of the taxes paid by us on our retained net capital gains. If we fail to qualify during any taxable year as a REIT, unless the relief provisions are available, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, which could have a material adverse effect upon our stockholders.

    We believe but cannot guarantee that we qualify as a REIT.

    We have elected to qualify as a REIT under the Internal Revenue Code. In the opinion of Goodwin, Procter & Hoar LLP, we have been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and our manner of operation has met and will continue to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. This opinion is based on various assumptions and is conditioned upon representations made by us as to factual matters and the continuation of such factual matters. You should be aware, however, that opinions of counsel are not binding upon the IRS or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon our ability to meet the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Internal Revenue Code for qualification as a REIT in our actual results each tax year, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that our actual results for any particular tax year will in fact satisfy the requirements for qualification. Likewise, although we believe that we have operated in a manner which satisfies the REIT qualification requirements under the Internal Revenue Code since our organization in 1961, no assurance can be given that our qualification as a REIT will not be challenged by the IRS for taxable years still subject to audit.

    Recently Enacted Legislation

    Recently enacted tax legislation alters the requirements for qualification as a REIT. Among others, the newly passed legislation generally liberalizes, from the perspective of our historic operations, the asset diversification requirements applicable to REITs. Effective for tax years beginning after December 31,

2000, a REIT may own the securities of a "taxable REIT subsidiary" without limitation on the REIT's voting control over the subsidiary, provided that not more than 20% of the value of the REIT's total assets is represented by securities of one or more taxable REIT subsidiaries. A taxable REIT subsidiary of ours would include a corporation in which we directly or indirectly own stock and which has elected to be treated as our taxable REIT subsidiary. The definition of taxable REIT subsidiary in the Internal Revenue Code limits the ability of corporations whose activities relate lodging or health care to be taxable REIT subsidiaries.

    Under current law, a REIT must distribute at least 95% of its real estate investment trust taxable income to its stockholders. Effective for tax years beginning after December 31, 2000, the recently enacted tax legislation reduces the percent of a REIT's real estate investment trust taxable income that must be distributed to 90%. Consequently, beginning with our 2001 tax year, we will have the potential to retain a greater proportion of our real estate taxable income than currently.

    Undistributed Long-Term Capital Gains

    We may elect to retain and pay income tax on our net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if we so elect for a taxable year, the stockholders would include in income as long-term capital gains their proportionate share of such portion of our undistributed long-term capital gains for the taxable year as we may designate. A stockholder would be deemed to have paid his share of the tax paid by us on such undistributed capital gains, which would be credited or refunded to the stockholder. The stockholder's basis in his common stock would be increased by the amount of undistributed long-term capital gains included in the stockholder's long-term capital gains, less such stockholder's share of the capital gains tax paid by us.

    Dividends Taxable as Ordinary Income

    As long as we qualify as a REIT, distributions made to our taxable United States stockholders out of current or accumulated earnings and profits, and which are not designated as a capital gain dividends, will be taken into account by such United States stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations.

    A United States stockholder means a holder of common stock that, for United States federal income tax purposes, is:

    .   a citizen or resident of the United States; or

    . a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; or

    . an estate, the income of which is subject to United States federal income taxation regardless of its source; or

    . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; and

    . is not an entity that has a special status under the Internal Revenue Code, such as a tax-exempt organization or dealer in securities.

Subject to the discussion below regarding the changes to the capital gains tax rates, distributions that are designated as capital gains dividends will be taxed as capital gains without regard to the period for which the stockholder has held his or her common stock. This is true only to the extent they do not exceed our actual net capital gain for the taxable year. Corporate stockholders may be required, however, to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

    Dividends Taxable as Capital Gain

    To the extent that we have net capital gain for a taxable year, dividends paid during the year, or that are deemed paid, which are properly designated by us as long-term capital gains, will be treated as such for the taxable year without regard to the period for which the stockholder has held his stock.

    To the extent a capital gain arises from the accumulated depreciation taken on depreciable assets sold during the tax year, such capital gain is currently taxed at a 25% capital gain rate.

    For financial reporting purposes, the method of depreciation to be used by Bradley Operating Limited Partnership on its depreciable property will be the straight-line method with useful lives ranging from 31.5 to 39 years for buildings and 1 to 39 years for improvements and alterations. The useful lives assigned to such property will depend upon the type and age of the asset acquired.

    Other Dividends

    Distributions, other than capital gain dividends, in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's common stock, but rather will reduce the adjusted basis of that stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's common stock, the distribution will be treated as long-term capital gain or loss if the shares of common stock have been held for more than 12 months and otherwise as short-term capital gain or loss. In addition, any dividend we declare in October, November or December of any year and payable to a stockholder of record on a special date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided that the distribution is actually paid by us during January of the following calendar year.

    Net Operating Losses

    Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, we will carry over such losses for potential offset against our future income. Taxable distributions from us and gain from the disposition of common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" against such income. "Passive activity income" and "passive activity losses" are generally income or losses, as applicable, from a trade or business in which the taxpayer does not materially participate or from rental activities. A limited partner's distributive share of income and loss from a limited partnership that conducts a trade or business is generally passive in nature. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain distributions and capital gains from the disposition of common stock, as well as any other distributions treated as such, will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the stockholder so elects, in which case such capital gain distributions and capital gains will be taxed at ordinary income rates to the extent of such election. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

                            NO PROCEEDS TO BRADLEY

    We will not receive any proceeds in connection with the issuance of the shares of common stock offered by this prospectus. We will acquire units in exchange for any shares we issue and our economic interest in Bradley Operating Limited Partnership will increase accordingly.

                             PLAN OF DISTRIBUTION

    This prospectus relates to our possible issuance of up to 1,275,066 shares of common stock if, and to the extent that, certain holders of an aggregate of 1,275,066 units tender such units for redemption and we elect to acquire such tendered units for shares of common stock. The terms of this redemption right are described in the section entitled "Description of Units and Redemption of Units." Bradley Operating Limited Partnership originally issued these units to the equity holders of Lexington Holding Company, Baken Park Partners Limited Partnership, County Line 31 Company, L.P., Spring Mall Associates Limited Partnership and Maplewood Square I, Inc. in exchange for the contribution of their interests in one of five properties to Bradley Operating Limited Partnership. In connection with these property contributions, we entered into registration rights agreements with the contributors. We are registering the shares covered by this prospectus in order to fulfill our contractual obligations under these agreements and provide the holders of the shares with freely tradeable securities. Registration of these shares does not necessarily mean that all or any portion of the shares will be issued by us.

    All expenses incident to the offering and sale of the shares offered hereby will be paid by us, other than brokerage and underwriting commissions and taxes of any kind and any legal, accounting and other expenses incurred by the redeeming unitholder. We have agreed to indemnify these unitholders against losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

    Certain legal matters, including the legality of the shares of common stock offered hereby, will be passed upon for us by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated balance sheets of Bradley as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in share owners' equity and cash flows for each of the years in the three-year period ended December 31, 1998 and related schedule of real estate and accumulated depreciation contained in Bradley's December 31, 1998 Annual Report on Form 10-K have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on financial statements of Bradley issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.

  You should rely only on the information contained in this prospectus, incorporated herein by reference or contained in a prospectus supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, and incorporated herein by reference or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                               _________________

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................   2

Risk Factors..............................................................   4

Where You May Find More Information.......................................  14

Incorporation of Documents by Reference...................................  14

Forward-Looking Statements................................................  15

Bradley Real Estate, Inc..................................................  16

Description of Securities to be Registered................................  17

Description of Units and
 Redemption of Units......................................................  25

Federal Income Tax Consequences...........................................  37

No Proceeds to Bradley....................................................  40

Plan of Distribution......................................................  40

Legal Matters.............................................................  40

Experts...................................................................  40

                               ________________


                               1,275,066 Shares



                           Bradley Real Estate, Inc.



                                 Common Stock

                               _________________

                                  Prospectus

                               _________________



                               December 17, 1999

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

  Set forth below is an estimate of the approximate amount of the fees and expenses, other than underwriting commissions and discounts, anticipated to be paid by Bradley in connection with the issuance and distribution of shares of common stock offered hereby.


       Legal fees and expenses                       $  20,000
       Accounting fees and expenses                      3,000
       SEC Registration                                    270
       Printing fees and expenses                        1,000
       Transfer and Agency fees                          1,000
       Miscellaneous                                       730
                                                     ---------
       TOTAL                                         $  26,000
                                                     =========

Item 15.  Indemnification of Directors and Officers.

    The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of Bradley Real Estate, Inc. contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

    The charter of Bradley authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director, officer, agent, employee or plan administrator of Bradley or of its predecessor Bradley Real Estate Trust or (ii) any individual who, at the request of Bradley, serves or has served in any of these capacities with another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise. The bylaws of Bradley obligate it, to the maximum extent permitted by Maryland law, to indemnify (a) any present or former director or officer of Bradley, (b) any individual who, at the request of Bradley, serves or has served another corporation, partnership, joint venture, trust or other enterprise as a director or officer or (c) any former trustee or officer of Bradley's predecessor entity, Bradley Real Estate Trust.

    The Maryland General Corporate Law requires a corporation, unless its charter provides otherwise, which Bradley's charter does not, to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporate Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the Maryland General Corporate Law requires a corporation as a condition to advancing expenses, to obtain (x) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by the bylaws and (y) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    Bradley has claims-made directors and officers liability insurance policies that insure the directors and officers of Bradley against loss from claimed wrongful acts and insure Bradley for indemnifying the directors and officers against such loss. The policy limits of liability are $10,000,000 each policy year and are subject to a retention of $150,000 of loss by Bradley.

Item 16.  Exhibits.

Exhibit No.  Description
-----------  -----------

   4.1       Articles of Amendment and Restatement of Bradley Real Estate, Inc.,
             incorporated by reference to Exhibit 3.1 of Bradley's Current
             Report on Form 8-K dated October 17, 1994.
   4.2       Articles Supplementary Establishing and Fixing the Rights and
             Preferences of a Series of Shares of Preferred Stock for the 8.4%
             Series A Convertible Preferred Stock of Bradley Real Estate, Inc.,
             incorporated by reference to Annex B to the Proxy/Statement
             Prospectus included in Part I to Bradley's Registration Statement on Form S-4 (No. 333-57123).
   4.3       Articles Supplementary Establishing and Fixing the Rights and
             Preferences of a Series of Shares of Preferred Stock for the 8.875%
             Series B Cumulative Redeemable Perpetual Preferred Stock of Bradley
             Real Estate, Inc., incorporated by reference to Exhibit 4.2 of
             Bradley Operating Limited Partnership's Current Report on Form 8-K
             dated March 3, 1999.
   4.4       Articles Supplementary Establishing and Fixing the Rights and
             Preferences of a Series of Shares of Preferred Stock for the 8.875%
             Series C Cumulative Redeemable Perpetual Preferred Stock of Bradley
             Real Estate, Inc., incorporated by reference to Exhibit 4.2 of
             Bradley Operating Limited Partnership's Current Report on Form 8-K
             dated September 8, 1999.
  *4.5       Articles Supplementary dated October 22, 1999.
   4.6       By-laws of Bradley Real Estate, Inc., incorporated by reference to
             Exhibit 3.3 of Bradley's Current Report on Form 8-K dated October
             17, 1994.
   4.7       Second Restated Agreement of Limited Partnership of Bradley
             Operating Limited Partnership, dated as of September 2, 1997, incorporated by reference to Bradley Operating Limited
             Partnership's Registration Statement on Form 10.
   4.8       Amendment to Second Restated Agreement of Limited Partnership of
             Bradley Operating Limited Partnership, dated July 31, 1998, incorporated by reference to Exhibit 10.1.2 to Bradley's Form 10-K for the year ended December 31, 1998.
   4.9       Amendment to Second Restated Agreement of Limited Partnership of
             Bradley Operating Limited Partnership, dated August 6, 1998, designating the 8.4% Series A Convertible Preferred Units, incorporated by reference to Exhibit 4.9 of Bradley's Current
             Report on Form 8-K dated August 7, 1998.
  4.10       Amendment to Second Restated Agreement of Limited Partnership of
             Bradley Operating Limited Partnership, dated February 23, 1999, designating the 8.875% Series B Cumulative Redeemable Perpetual
             Preferred Units, incorporated by reference to Exhibit 4.1 of
             Bradley Operating Limited Partnership's Current Report on Form 8-K
             dated March 3, 1999.
  4.11       Amendment to Second Restated Agreement of Limited Partnership of
             Bradley Operating Limited Partnership, dated September 7, 1999, designating the 8.875% Series C Cumulative Redeemable Perpetual
             Preferred Units, incorporated by reference to Exhibit 4.1 of
             Bradley Operating Limited Partnership's Current Report on Form 8-K
             dated September 8, 1999.
  *5.1       Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being registered.
  *8.1       Opinion of Goodwin, Procter & Hoar  LLP as to certain tax matters.
 *23.1       Consent of KPMG LLP.
  23.3       Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and 8.1 hereto).
  24.1       Powers of Attorney (included on the signature page hereof).
  99.1       Registration Rights Agreement, dated January 1, 1997, by and between Bradley and Lexington Holding Company, incorporated by reference to Exhibit 99.1 of Bradley's Registration Statement on
             Form S-3 (No. 333-42357).

  99.2 Registration Rights Agreement, dated December 23, 1997, by and between Bradley and Spring Mall Associates Limited Partnership, incorporated by reference to Exhibit 99.2 of Bradley's Registration Statement on Form S-3 (No. 333-69131).
  99.3 Registration Rights Agreement, dated December 31, 1997, by and between Bradley and Baken Park Partners Limited Partnership, incorporated by reference to Exhibit 99.3 of Bradley's Registration Statement on Form S-3 (No. 333-69131).
  99.4 Registration Rights Agreement, dated September 25, 1998, by and between Bradley and County Line 31 Company, L.P., incorporated by reference to Exhibit 99.4 of Bradley's Registration Statement on Form S-3 (No. 333-69131).
*99.5 Registration Rights Agreement, dated November 18, 1998, by and between Bradley and Maplewood Square I, Inc.

______________________

*        Filed herewith.

Item 17. Undertakings.

      (a)  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act")

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement;

              (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northbrook, State of Illinois on December 17, 1999.

                                     BRADLEY REAL ESTATE, INC.


                                     By: /s/ Thomas P. D'Arcy
                                        ------------------------------------
                                         Thomas P. D'Arcy, President

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated, each of whom also constitutes and appoints Thomas P. D'Arcy and Irving E. Lingo, Jr., and each of them singly, his true and lawful attorney-in-fact and agent, for him, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and a further registration statement filed conforming to Rule 462(b) under the Securities Act of 1933, as amended, relating to securities of the same class(es) registered under this Registration Statement and to file the same and all exhibits thereto and any other documents in connection therewith with the Securities and Exchange Commission, granting unto each attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.


Name                                               Title                              Dated
----                                               -----                              -----
/s/ Thomas P. D'Arcy                 Chairman, President, Chief Executive        December 17, 1999
---------------------------
Thomas P. D'Arcy                     Officer and Director

/s/ Irving E. Lingo, Jr.             Executive Vice President and Chief          December 17, 1999
---------------------------
Irving E. Lingo, Jr.                 Financial Officer

/s/ David M. Garfinkle               Controller                                  December 17, 1999
---------------------------
David M. Garfinkle

/s/ Joseph E. Hakim                  Director                                    December 17, 1999
---------------------------
Joseph E. Hakim

/s/ William L. Brown                 Director                                    December 17, 1999
---------------------------
William L. Brown

/s/ Stephen G. Kasnet                Director                                    December 17, 1999
---------------------------
Stephen G. Kasnet

/s/ Paul G. Kirk, Jr.                Director                                    December 17, 1999
---------------------------
Paul G. Kirk, Jr.

/s/ W. Nicholas Thorndike            Director                                    December 17, 1999
---------------------------
W. Nicholas Thorndike

/s/ A. Robert Towbin                 Director                                    December 17, 1999
---------------------------
A. Robert Towbin

                                 EXHIBIT INDEX

Exhibit No.    Description

   4.1         Articles of Amendment and Restatement of Bradley Real Estate,
               Inc., incorporated by reference to Exhibit 3.1 of Bradley's
               Current Report on Form 8-K dated October 17, 1994.
   4.2         Articles Supplementary Establishing and Fixing the Rights and
               Preferences of a Series of Shares of Preferred Stock for the 8.4%
               Series A Convertible Preferred Stock of Bradley Real Estate,
               Inc., incorporated by reference to Annex B to the Proxy/Statement
               Prospectus included in Part I to Bradley's Registration Statement on Form S-4 (No. 333-57123).
   4.3         Articles Supplementary Establishing and Fixing the Rights and
               Preferences of a Series of Shares of Preferred Stock for the
               8.875% Series B Cumulative Redeemable Perpetual Preferred Stock
               of Bradley Real Estate, Inc., incorporated by reference to
               Exhibit 4.2 of Bradley Operating Limited Partnership's Current
               Report on Form 8-K dated March 3, 1999.
   4.4         Articles Supplementary Establishing and Fixing the Rights and
               Preferences of a Series of Shares of Preferred Stock for the
               8.875% Series C Cumulative Redeemable Perpetual Preferred Stock
               of Bradley Real Estate, Inc., incorporated by reference to
               Exhibit 4.2 of Bradley Operating Limited Partnership's Current
               Report on Form 8-K dated September 8, 1999.
  *4.5         Articles Supplementary dated October 22, 1999.
   4.6         By-laws of Bradley Real Estate, Inc., incorporated by reference to Exhibit 3.3 of Bradley's Current Report on Form 8-K dated
               October 17, 1994.
   4.7         Second Restated Agreement of Limited Partnership of Bradley
               Operating Limited Partnership, dated as of September 2, 1997, incorporated by reference to Bradley Operating Limited
               Partnership's Registration Statement on Form 10.
   4.8         Amendment to Second Restated Agreement of Limited Partnership of
               Bradley Operating Limited Partnership, dated July 31, 1998, incorporated by reference to Exhibit 10.1.2 to Bradley's Form
               10-K for the year ended December 31, 1998.
   4.9         Amendment to Second Restated Agreement of Limited Partnership of
               Bradley Operating Limited Partnership, dated August 6, 1998, designating the 8.4% Series A Convertible Preferred Units, incorporated by reference to Exhibit 4.9 of Bradley's Current
               Report on Form 8-K dated August 7, 1998.
  4.10         Amendment to Second Restated Agreement of Limited Partnership of
               Bradley Operating Limited Partnership, dated February 23, 1999, designating the 8.875% Series B Cumulative Redeemable Perpetual
               Preferred Units, incorporated by reference to Exhibit 4.1 of
               Bradley Operating Limited Partnership's Current Report on Form 8-
               K dated March 3, 1999.
  4.11         Amendment to Second Restated Agreement of Limited Partnership of
               Bradley Operating Limited Partnership, dated September 7, 1999, designating the 8.875% Series C Cumulative Redeemable Perpetual
               Preferred Units, incorporated by reference to Exhibit 4.1 of
               Bradley Operating Limited Partnership's Current Report on Form 8-
               K dated September 8, 1999.
  *5.1         Opinion of Goodwin, Procter & Hoar LLP as to the legality of the securities being registered.
  *8.1         Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.
 *23.1         Consent of KPMG LLP.
  23.3         Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and 8.1 hereto).
  24.1         Powers of Attorney (included on the signature page hereof).
  99.1         Registration Rights Agreement, dated January 1, 1997, by and between Bradley and Lexington Holding Company, incorporated by reference to Exhibit 99.1 of Bradley's Registration Statement on
               Form S-3 (No. 333-42357).
  99.2         Registration Rights Agreement, dated December 23, 1997, by and between Bradley and Spring Mall Associates Limited Partnership, incorporated by reference to Exhibit 99.2 of Bradley's
               Registration Statement on Form S-3 (No. 333-69131).
  99.3         Registration Rights Agreement, dated December 31, 1997, by and between Bradley and Baken Park Partners Limited Partnership, incorporated by reference to Exhibit 99.3 of Bradley's
               Registration Statement on Form S-3 (No. 333-69131).

  99.4 Registration Rights Agreement, dated September 25, 1998, by and between Bradley and County Line 31 Company, L.P., incorporated by reference to Exhibit 99.4 of Bradley's Registration Statement on Form S-3 (No. 333-69131).
 *99.5 Registration Rights Agreement, dated November 18, 1998, by and between Bradley and Maplewood Square I, Inc.

______________________

*     Filed herewith.